Mail Stop 4561

November 17, 2008

Tony Caporicci
Chief Executive Officer
LiveBuzz, Inc.
8635 W. Sahara Avenue, Suite 576
Las Vegas, NV 89117

> **Re: LiveBuzz, Inc.**
> **Registration Statement on Form S-1**
> **Filed October 22, 2008**
> **File No. 333-154629**

Dear Mr. Caporicci:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Prospectus Cover Page

1. The prospectus cover page states that the shares to be offered for resale will initially be offered by the selling shareholders at "$.50 per share and then at prevailing market prices or privately negotiated prices." Given that there is currently no public market for your common shares, please revise your cover page to state the conditions under which the fixed price of the shares may become a fluctuating one. Clarify that the selling shareholders will sell at the stated, fixed price until the securities are quoted on the OTC Bulletin Board or listed on a national securities exchange, and that thereafter, the selling shareholders may sell at prevailing market prices or privately negotiated prices. In addition, please provide corresponding disclosure relating to the price at which the shares will be offered to the Selling Stockholders and Plan of Distribution section of your filing. See Item 16 of Schedule A to the Securities Act of 1933.

Summary, page 1

2. Please revise your disclosure here and in Business to express clearly the status of the company's business. Clarify what you have accomplished to date, and what remains to be accomplished in order for the LiveBuzz.com website and your mobile-based software application to become functional and for your business to begin to generate revenues. In this regard, we note that much of the disclosure in Business relates solely to the future, for example by describing what LiveBuzz "will be" and "will offer," and that there is minimal discussion of steps, if any, the company has already taken to develop its business. Ensure that all claims relating to events that you expect to occur at a future time are expressed as objectives that may not be accomplished. To the extent your filing continues to include statements that predict accomplishments in the future, expand to provide meaningful discussions of the events or circumstances that may prevent the accomplishment of these objectives.

Use of Proceeds, page 12

3. Your reference in this section to proceeds from the exercise of warrants is unclear, given indications elsewhere in the prospectus that all of the 1,132,000 shares of common stock being registered for resale are already issued and outstanding. Please revise your filing as appropriate to clarify the nature of the shares you are seeking to register.

Management's Discussion and Analysis of Financial Conditions and Results of Operations, page 13

General

4. Please expand your Management's Discussion and Analysis to include a discussion of the increased legal and financial compliance costs you expect to incur as a public reporting company. Consider revising your Results of Operations disclosure to address the anticipated impact of these costs on your general and administrative expenses in future periods, and quantify to the extent material and practicable. In addition, consider adding risk factor disclosure with respect to the increased compliance costs associated with being a public reporting company.

Liquidity and Capital Resources, page 13

5. Please revise this section to discuss specifically how you plan to fund operations for the next twelve months. State clearly whether your currently available and contractually committed capital resources are sufficient to fund planned operations for a period of not less than 12 months from the date of the prospectus. If the currently available and contractually committed capital resources are not sufficient to fund planned operations for that 12-month period, state the deficiency in quantitative terms. Also expand to include a reasonable

detailed discussion of the basis for management's view that its current business plan provides it with "an opportunity" to continue in operation, as stated on page F-10.

Signatures, page II-6

6. The filing is signed on behalf of the issuer only and the signature page fails to include the required individual signatories, which must be preceded by the text specified by the signature page of Form S-1. In particular, the filing does not include the signature of your principal financial officer or your controller or principal accounting officer, although signatures in each of these capacities are required.   If Tony Caporicci, the Chief Executive Officer, also serves as the principal financial officer and/or the controller or principal accounting officer, his signature should be captioned as such in the amended filing. The signature of the sole director should also be presented following the preamble for individual signatures that is set out in the signature page format. See Instructions 1 and 2 to the Signatures section of Form S-1.

Exhibit 5.1, Opinion of Gary A. Agron

7. As referenced in Comment 3 above, disclosure in the Summary and Selling Stockholders and Plan of Distribution sections of your prospectus indicates that all of the shares of common stock being registered for resale are already issued and outstanding. The opinion of counsel, however, addresses in part "Common Stock to be issued upon exercise of the warrants." As appropriate, please revise your filing to clarify that you are seeking to register shares issuable upon outstanding warrants and to provide related disclosure, or have counsel provide a revised legal opinion that addresses only the shares being registered.

As appropriate, please amend your filing in response to these comments. Each responsive amendment should also include a marked copy of the amended filing that conforms with the provisions of Rule 310 of Regulation S-T. Marked copies such as those in HTML format that show changes within paragraphs help us to expedite our review. Please furnish a cover letter with any amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the registration statement, it should furnish a letter, at the time of such request, acknowledging that:

· should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

· the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

· the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Please contact Katherine Wray at (202) 551-3483 with any questions. If you require further assistance you may contact me at (202) 551-3462. You may also contact the Assistant Director, Barbara C. Jacobs, if you thereafter have any other questions.

Sincerely,

Mark P. Shuman
Branch Chief – Legal

cc: Via Facsimile (303) 770-7257
        Gary A. Agron, Esq.